Exhibit 1

N E W S   R E L E A S E

TALISMAN ENERGY ANNOUNCES FIRST OIL PRODUCTION

FROM THE ANGOSTURA FIELD

IN TRINIDAD AND TOBAGO

CALGARY, Alberta – January 12, 2005 – Talisman Energy Inc. announced first production from the offshore Angostura field in Trinidad and Tobago.

Oil production commenced on January 9 and the export pipeline to the onshore terminal at Guayaguayare Bay is being filled. This was preceded by first natural gas production on December 16.

“This marks the beginning of a new producing area for Talisman,” said Dr. Jim Buckee, President and Chief Executive Officer. “We will continue the offshore drilling program this year and Talisman expects to drill its first onshore wells later this year. Work is also continuing to commercialize the Angostura natural gas reserves.”

Oil production is expected to average approximately 60,000 bbls/d in 2005 with Talisman’s share at 25%. A portion of the produced natural gas is being used to fuel operations on the processing platform with the bulk being reinjected into the reservoirs to support oil production.

Talisman (Trinidad) Ltd. holds a 25% interest in the offshore Block 2(c) development. BHP Billiton holds a 45% interest and is operator and Total holds 30%.

The Angostura production infrastructure includes a central processing platform (CPP) with three satellite wellhead protector platforms. A pipeline connects the CPP to newly constructed storage facilities at Guayaguayare, where an export pipeline has been installed to allow for offloading to tankers in Guayaguayare Bay. The offshore production facilities are located 38.5 kilometres off the east coast of Trinidad in water depths of 40 metres.

During 2005, Talisman will continue an exploratory drilling program on Block 3(a), adjacent to the acreage comprising the Angostura fields and on Block 2(c) retention acreage, south of the newly producing fields. Talisman also expects to drill two onshore wells on the Eastern Block where it holds a 65% working interest.

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria, Trinidad and the United States.  Talisman's subsidiaries also conduct business in Colombia, Qatar and Peru.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social and environmental responsibility wherever its business is conducted.  The Company is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

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For further information, please contact:

David Mann, Senior Manager, Corporate & Investor Communications

Phone:

403-237-1196  Fax:  403-237-1210

E-mail:

tlm@talisman-energy.com

03-05

Forward-looking Statements

This news release contains statements concerning estimated volumes and timing of future production, business plans for exploration, development and drilling, or other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about future events, conditions, results of operations or performance that constitute "forward-looking statements" within the meaning of applicable securities legislation.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. These risks and uncertainties include:

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the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

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risks and uncertainties involving geology of oil and gas deposits;

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the uncertainty of reserves estimates and reserves life;

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the uncertainty of estimates and projections relating to production, costs and expenses;

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potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

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fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

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health, safety and environmental risks;

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uncertainties as to the availability and cost of financing;

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uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and the difficulties in predicting the decisions of judges and juries;

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risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

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general economic conditions;

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the effect of acts of, or actions against international terrorism; and

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the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors, which could affect the Company's operations or financial results, are included in the Company's Annual Report under the headings "Management's Discussion and Analysis- Risks and Uncertainties", "- Liquidity and Capital Resources", and "- Outlook for 2004", as well as in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Note to U.S. Readers

Throughout this news release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.

You may read any document Talisman furnishes to the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and 500 West Meridian Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

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